ARMANDO C. IBARRA
                          CERTIFIED PUBLIC ACCOUNTANTS
                          ( A Professional Corporation)


Armando C. Ibarra,
C.P.A.
Members of the California Society of
Armando Ibarra, Jr.,
C.P.A.
Certified Public Accountants



To the Board of Directors of
Pro Glass Technologies, Inc.
(Formerly Ragen Corporation)
Bay 8, 3927 Edmonton Tr. N.E.
Calgary, Alberta T2E 6T1



We have audited the accompanying balance sheets of Pro Glass Technologies, Inc. (Formerly Pro Glass Technologies, Inc. Canada) as of September 30, 2001 and 2000, and the related statements of operations, stockholders equity, and cash flows for the years then ended. These financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in accordance with generally accepted accounting principles.



 ____________________________
Armando C. Ibarra, CPA


December 11, 2001
Chula Vista, California




                          Pro Glass Technologies, Inc
                  Formerly Pro Glass Technologies, Inc Canada)
                                 Balance Sheet
                        As of September 30, 2001 and 2000


                                      ASSETS
                                                          2001             2000
Current Assets
Cash                                                     25,432         154,423
Accounts receivable                                      52,052          64,815
Other receivable                                            997           1,049
Due from Cal Alta                                       138,831
Inventory                                                14,594           2,667
Earned discounts receivable                              11,534          23,733
Prepaid expense                                           5,517           6,719
Income tax benefit                                      100,132
Total Current Assets                                    349,088         437,646
Net Property & equipment                                 16,511          14,547
Other Assets
Investment                                              150,000
Net intangible assets                                   122,709         152,011
Total Other Assets                                      272,709
TOTAL ASSETS                                          $ 638,307       $ 754,204
LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable                                         80,022          53,422
GST payable                                               1,201           4,242
Note payable                                                  0          18,621
Salary payable                                           10,942          40,000
Total Current Liabilities                                92,165
Stockholders' Equity
Common stock, ($0.001 par
value, 50,000,000 shares
authorized; 23,166,449

and 22,692,449 shares issued and
outstanding as of September
30, 2001 and 2000, respectively)                         23,166          22,692
Additional paid-in capital                              830,151         802,185
Retained earnings (deficit)                            (305,529)       (188,501)
Foreign currency translation adjustment                  (1,646)
Total Stockholders' Equity                              546,142
TOTAL LIABILITIES
& STOCKHOLDERS' EQUITY                                  638,307         754,204




                          Pro Glass Technologies, Inc
                 (formerly Pro Glass Technologies, Inc Canada)
                            Statement of Operations
            For the Twelve Months Ended September 30, 2001 and 2000


                                                     2001            2000

                                        -------------------  ------------------
REVENUES

Sales                                          $    714,152        $    800,173

                                        -------------------  ------------------

Total Revenues                                      714,152             800,173


COSTS OF SALES
Glass & moldings                                    315,844             330,005
Sub contractors                                      34,788              34,376
Depreciation & amortization                          24,491              23,801

                                        -------------------  ------------------

Total Costs of Sales                                375,123             388,182

GROSS PROFIT                                        339,029             411,991


GENERAL & ADMINISTRATIVE
EXPENSES                                            503,419             549,907

                                        -------------------  ------------------

Operating Income (Loss)                            (164,390)           (137,916)

Other Income / (Expenses)
Interest income                                           0               2,381
Interest expense                                          0                 (41)

                                        -------------------  ------------------

Total Other Income                                        0               2,340

NET INCOME BEFORE
INCOME TAXES                                       (164,390)           (135,575)

(PROVISION FOR
INCOME TAXES) - BENEFIT                        $     47,362        $     34,346

                                        -------------------  ------------------


NET INCOME / (LOSS)                            $   (117,028)       $   (101,229)

                                        ===================  ==================


BASIC EARNING
(LOSS) PER SHARE                               $      (0.01)       $      (0.00)

                                        ===================  ==================


WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                        22,022,959          21,999,330

                                        ===================  ==================






                         Pro Gleass Technologies, Inc.
                 (Formerly Pro Glass Technologies, Inc Canada)
                        Statement of Stockholders Equity
             For the Twelve Months Ended Septembe 30, 2001 and 2000


                                               Common       Common    Additional
                                               Shares       Stock     Paid-In
                                                            Amount    Capital

        -----------------------------------------------------------------------

Common shares issued September 1, 1998
for cash @ $.167 per share                      564,000   $      564   $  93,350

Operating loss September 30, 1998                     -            -           -
         -----------------------------------------------------------------------

Balance, September 30, 1998                     564,000          564      93,349
          ----------------------------------------------------------------------


Common shares issued October 1, 1998
to F. Aiello @ $ .02 a share                 15,000,000       15,000     256,605

Common shares issued March 31, 1999
for cash @ $ .068 a share                     1,010,000        1,010      67,670

Common shares issued July 31, 1999
for cash @ $ .068 a share                     1,140,000        1,140      76,380

Contributed capital for services (note 10)            -            -      40,000


Foreign currency translation adjustment               -            -           -
Operating Income September 30, 1999                   -            -           -
                       ------------------------------------------------------
Balance, September 30, 1999                  17,714,000   $   17,714   $ 534,004

          ======================================================================

Recapitalization (note 1)                     3,000,000        3,000     (2,919)

Common shares issued December 7, 1999
for services rendered @ $ .099 a share        1,247,049        1,247     122,459

Common Shares issued January 11, 2000
for services rendered @ $ .106 a share           36,830
                                                             350,000         350

Common Shares issued April 3, 2000
for cash @ $ .27 a share                         67,250
                                                             250,000         250

Common Shares issued April 10, 2000
for cash @ $ .34 a share                         41,171
                                                             121,400         121

Common Shares issued June 14, 2000
for cash @ $ .34 a share
                                                 10,000           10       3,390

Foreign currency translation adjustment               -            -           -

Operating loss September 30, 2000                     -            -           -


         -----------------------------------------------------------------------
Balance, September 30, 2000                  22,692,449   $   22,692   $ 802,185

          ======================================================================


                                               Retained     Total
                                               Earnings
                                              (Deficit)




-------------------------------------------------------------------
Common shares issued September 1, 1998
for cash @ $.167 per share                      $    -    $  93,914


Operating loss September 30, 1998              (61,769)     (61,769)


-------------------------------------------------------------------

Balance, September 30, 1998                    (61,769)      32,144

-------------------------------------------------------------------


Common shares issued October 1, 1998
to F. Aiello @ $ .02 a share                         -      271,605

Common shares issued March 31, 1999
for cash @ $ .068 a share                            -       68,680

Common shares issued July 31, 1999
for cash @ $ .068 a share                            -       77,520

Contributed capital for services (note 10)           -       40,000

Foreign currency translation adjustment              -         (352)

Operating Income September 30, 1999            (25,502)     (25,502)

-------------------------------------------------------------------

Balance, September 30, 1999                  $ (87,271)   $ 464,095

===================================================================

Recapitalization (note 1)                            -           81

Common shares issued December 7, 1999
for services rendered @ $ .099 a share               -      123,706

Common Shares issued January 11, 2000
for services rendered @ $ .106 a share               -       37,180


Common Shares issued April 3, 2000
for cash @ $ .27 a share                             -       67,250

Common Shares issued April 10, 2000
for cash @ $ .34 a share                             -       41,292

Common Shares issued June 14, 2000
for cash @ $ .34 a share                             -        3,400

Foreign currency translation adjustment              -        1,895

Operating loss September 30, 2000             (101,230)    (101,230)


-------------------------------------------------------------------
Balance, September 30, 2000                  $(188,501)   $ 637,919

===================================================================
                                             Common       Common      Additional
                                             Shares       Stock       Paid-In
                                                          Amount      Capital

       -----------------------------------------------------------------------

      ------------------------------------------------------------------------
Balance, September 30, 2000               22,692,449       22,692      802,185

       =======================================================================

Common Shares issued September 9, 2001
for director fees @ $ .06 a share            474,000          474       27,966

Foreign currency translation adjustment            -            -            -

Operating loss September 30, 2001                  -            -            -

      ------------------------------------------------------------------------
Balance, September 30, 2001               23,166,449       23,166      830,151

      ========================================================================
                                             Retained      Total
                                             Earnings
                                             (Deficit)

----------------------------------------------------------------
----------------------------------------------------------------
Balance, September 30, 2000                (188,501)     637,919

================================================================

Common Shares issued September 9, 2001
for director fees @ $ .06 a share                 -       28,440

Foreign currency translation adjustment
                                                  -       (3,189)

Operating loss September 30, 2001          (117,028)    (117,028)


----------------------------------------------------------------
Balance, September 30, 2001               $(305,529)   $ 546,142

================================================================

                                          2001         2000
CASH FLOWS FROM OPERATING ACTIVITIES

Net income / (loss)                    $(117,028)   $(101,229)
Depreciation expense                      24,491       23,801
(Increase) / decrease
in accounts receivable                    13,174      (16,030)
(Increase) / decrease
in inventory                             (12,261)          94
(Increase) / decrease
in prepaid                                 1,236       (2,071)
(Increase) / decrease in
provision for unearned discounts          12,541       (4,232)
Increase / (decrease)
in accounts payable                       27,345       (1,134)
Increase / (decrease)
in payables                              (52,141)      45,525
(Increase) in note
receivables                               (7,567)     (67,948)
(Increase) in income
tax benefit                              (47,362)     (34,346)
Common stock issued
for services                              28,440      160,886

                                         ---------------------------------

Net cash provided / (used)
by operating activities                 (129,133)       3,316

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of
property & equipment                      (6,113)      (2,750)

                                         ---------------------------------

Net cash (used) by
investing activities                      (6,113)      (2,750)

CASH FLOWS FROM FINANCING ACTIVITIES

Common stock issued for cash                   0          381
Additional paid-in capital                     0      111,811

                                         ---------------------------------

Net cash provided by
financing activities                           0      112,192

Effect of Exchange rate
changes on Cash                            6,254        6,226

                                         ---------------------------------

Net increase /
(decrease) in cash                      (128,991)     118,984

Cash at beginning of year                154,423       35,439

                                         ---------------------------------

Cash at end of year                    $  25,432    $ 154,423

                                         =================================

Supplemental Cash Flow
Disclosures

Cash paid during year
for interest                          $        0    $     41

                                         =================================

Supplemental Schedule of
Non-Cash Activities

Common shares issued
in recapitalization                  $            0    $      81
Common stock issued
for services                         $       28,440    $ 160,886
Investment in securities
received for a note receivable      $            0     $ 150,000

                                         =================================





NOTE  1.  OPERATIONS AND DESCRIPTION OF BUSINESS

Organization

Pro Glass Technologies, Inc. was incorporated in Canada on December 15, 1997. On October 21, 1999 the Company entered into a recapitalization with Regan
Corporation (a Nevada Corporation). Ragen changed its name to Pro Glass Technologies, Inc., on October 25, 1999 and increased the authorized shares to 50,000,000 of $.001 par value common stock.

On October 21, 1999. Ragen Corporation and Pro Glass Technologies, Inc. completed an Agreement and Plan of Merger whereby Ragen issued 17,714,000 shares of its common stock in exchange for all of the outstanding common stock of Pro Glass. Immediately prior to the Agreement and Plan of Merger, Ragen had 3,000,000 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Pro Glass because the shareholders of Pro Glass controlled Ragen after the acquisition. Therefore, Pro Glass was treated as the acquiring entity for accounting purposes and Ragen was the surviving entity for legal purposes.

The Company operates an auto glass repair and installation business.

NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  Basis of Accounting

The Company policy is to use the accrual method of accounting and to prepare and present financial statements in accordance with generally accepted accounting principles.

b.  Advertising Rights & Customer list

The Company has entered into an exclusivity contract with various companies. The exclusivity enables Pro Glass to be the only auto glass company to deliver advertisements to patrons homes. Cal Alta compiled a customer list over a 10-year period in the auto glass industry. The customer list enables Pro Glass to target customers based on historical data.

c.  Consolidation

The accompanying financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

d.  Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all investments with a maturity of three months or less to be cash equivalents.



NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

e.  Inventory

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value, and consists of auto windshields and related materials. The Companys inventory is very consistent and not material.

f.  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring.

g.  Accounts Receivable-Trade

Accounts receivable-trade consists of the following at September 30, 2001 and 2000:

                                   2001        2000
Accounts receivable               $52,052   $64,815
Allowance for doubtful accounts       0         0
Total                             $52,052   $49,815

Management considers accounts receivable as of September 30, 2001 to be fully collectible.

h.  Property and Equipment/Depreciation

Property and equipment are recorded at cost. Minor additions renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation and amortization is calculated using straight-line and accelerated methods for income tax purposes (five years for vehicles and equipment, and seven years for office furniture). Total depreciation for the years ended 2001 and 2000 was $ 4,663 and $ 3,973, respectively. Amortization for the years ended 2001 and 2000 was $ 19,828 and $ 19,828, respectively.

i.  Revenue Recognition

The Company recognizes revenue from windshield repairs and replacements at the date the customers job is completed.



NOTE  2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

j.  Earnings Per Share

Earnings per share are provided in accordance with Statement of Financial Accounting Standards No.128 (FAS No. 128) Earnings Per Share. Due to the Companys simple capital structure, with only common stock outstanding, only basic earnings per share is presented. Basic earnings per share are computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding.

k.  Leases

The Company leases two locations under an operating lease that expires on October 21, 2001 and March 31, 2002 (option renewal for a three year on both). Rent expense for 2001 and 2000 was $ 38,089 and $ 29,775, respectively. The Company also leases a vehicle under operating lease expiring through July 2001. Lease expenses for the vehicle for 2001 and 2000 and was $ 13,153 and $ 13,718, respectively. At September 30, 2001, minimum annual rental commitments under the property non-cancelable lease were as follows:

                               Year Ending
                            ------------------
                                  2000                $ 28,132
                            ------------------
                                  2001                  28,132
                            ------------------
                                  2002                  28,132
                            ------------------

                            ------------------


l.  Income Taxes & Tax Reporting

Income taxes are provided in accordance with Statement of Financial accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards.

Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax returns are reported to Canada and United States as required by regulated agencies.



NOTE  3.  INVESTMENT

This represents the Companys acquisition of 150,0000 shares of $ 1.00 preferred stock in Triad Industries, Inc. in exchange for the FAA Enterprises, Inc. note receivable of $ 131,379. The remaining balance of $ 18,261 is a note payable to FAA Enterprises, Inc. Triad preferred stock in not considered trading securities and in accordance with paragraph 7 in SFAS 115 the Company has the intent and ability to hold those securities to maturity. The note payable was paid in the year ended September 30, 2001.


NOTE  4.  INCOME TAX BENEFIT


1998   Net Income / (Loss)           (75,692)
--------------------------------------------
                           -----------------
1998   Tax benefit carry forward      13,923
--------------------------------------------
--------------------------------------------
1999   Income tax benefit              4,501
--------------------------------------------
1999   Tax benefit carry forward      18,424
--------------------------------------------
2000   Income tax benefit             34,346
                           -----------------
                           -----------------
2000   Tax benefit carry forward      52,770
--------------------------------------------
--------------------------------------------
2001   Income tax benefit             47,362
                           -----------------
                           -----------------
2001   Tax benefit carry forward   $ 100,132
---------------------------=================


NOTE  5.  SCHEDULE OF NET OPERATING LOSSES

1998   Net Operating Loss   $ (61,769)
-------------------------------------
1999   Net Operating Loss     (25,502)
-------------------------------------
2000   Net Operating Loss    (101,230)
-------------------------------------
2001   Net Operating Loss    (117,028)
-------------------------------------
                    -----------------
       Net Operating Loss   $(305,529)
--------------------=================

As of September 30, 2001, the Company has net operating loss carryforwards of approximately $ 405,662 which will expire through 2020.



NOTE  6.  PROPERTY & EQUIPMENT

A summary of property and equipment, and the related depreciation expense is as follows:

                                     2001         2000

Office Equipment                   $ 26,285    $ 22,059
Automobile                            5,387       3,667
Total Office Equip. & Automobile     31,672      25,726
Accumulated depreciation            (15,161)
                                                (11,178)
Net Property and Equipment         $ 16,511    $ 14,547

Depreciation Expense               $  4,663    $  3,973


NOTE  7. INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                       2001         2000
 Advertising rights                                 $ 102,980    $ 108,333
 Customer list                                         79,213       83,333
 Less Accumulated Amortization                        (59,484)     (39,655)
                                              $ 122,709    $        152,011


Advertising rights and customer list are being amortized on a straight-line basis over a ten-year period in accordance with APB 17. Intangible assets were acquired with the acquisition of Pro Glass Canada. The advertising rights are an exclusivity contract Pro Glass has to advertise to patrons homes. The customer list consists of clients compiled by Cal Alta of Canada over a ten-year period in the auto glass industry. This customer list along with the advertising rights gives Pro Glass a valuable resource in which they can identify potential clients to advertise to because the list provides a demographic of the Companys customers. In accordance with paragraph 6 of FASB 121 the Company expects that future cash flows will be more than the carrying amount of the assets; therefore no impairment loss is being recognized.



NOTE  8.  NOTE RECEIVABLE

The amount of $ 138,831 represents a receivable due to Pro Glass from Cal Alta (a related party) as of September 30, 2001. This amount was carried over from the merger between Pro Glass Canada and Pro Glass USA. Its an amount owed from Cal Alta which is a holding Company that is owned by an officer/stockholder. As of September 30, 2001 no interest or repayment schedule had been determined. Cal Alta has a $500,000 net asset value. Although Cal Alta is not generating income at the present time, their net value gives reason to believe that the receivable is fully collectable.

NOTE  9. CONTRIBUTED CAPITAL

The contributed capital of $ 40,000 represents management services that Mr. Frank Aiello donated to Pro Glass Technologies, Inc.

NOTE  10.  FOREIGN CURRENCY TRANSLATION

Accounting for Pro Glass Technologies, Inc. is conducted in Canadian currency. As per our audit we convert figures on a quarterly basis in accordance with FASB # 52. The functional currency is in Canadian. Balance sheets for 2001 and 2000 were translated at their respective year-end rates of $1.578 and $ 1.535, respectively. Statement of operations, general and administrative and cash flow financial statements were reported on the weighted average for each respective year as required by FASB # 52.

NOTE  11.  COMMON  STOCK

On September 1, 1998 the Company issued 564,000 shares of common stock for cash @ $ .167 per share. As of September 30, 1998 there were 564,000 shares of common stock outstanding. On October 1, 1998 the Company issued 15,000,000 shares of common stock to F. Aiello @ $ .02 a share. On March 31, 1999 the Company issued 1,010,000 shares of common stock for cash @ $ .068 a share. On July 31, 1999 the Company issued 1,140,000 shares of common stock for cash @ $ .068 a share. As of September 30, 1999 there were 17,714,000 shares of common stock outstanding. On October 21, 1999 (prior to the recapitalization) the Company had 3,000,000 shares of common stock outstanding. On December 7, 1999 the Company issued 1,247,049 shares of common stock for services rendered @ $ .10 a share. On January 11, 2000 the Company issued 350,000 shares of common stock for services rendered @ $ .11 a share. On April 3, 2000 the Company issued 250,000 shares of common stock for cash @ $ .27 a share. On April 10, 2000 the Company issued 121,400 shares of common stock for cash @ $ .34 a share. On June 14, 2000 the Company issued 10,000 shares of common stock for cash @ $ .34 a share. On September 9, 2001 the Company issued 474,000 shares of common stock for director fees @ $ .06 per share. As of September 30, 2001 there were 23,166,449 shares of common stock outstanding.


NOTE 12.  STOCKHOLDERS EQUITY

The stockholders equity section of the Company contains the following classes of capital stock as of September 30, 2001.

Common stock, $ 0.001 par value; 50,000,000 shares authorized; 23,166,449 and 22,692,449 shares issued and outstanding as of 2001 and 2000, respectively.

NOTE  13.  ISSUANCE OF SHARES FOR SERVICES

In accordance with SFAS 8 the valuation of shares for services is based on the fair market value of services received or rendered, whichever is more reliably measurable.

A total of 474,000 shares of common stock were issued for services to management and key employees for the year ended September 30, 2001.